

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2016

Loretta P. Mayer
Chief Executive Officer
SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004

> **Re:** **SenesTech, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 3, 2016**
> **CIK No. 0001680378**

Dear Ms. Mayer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please update your financial statements in accordance with the provisions of Rule 8-08 of Regulation S-X.

Prospectus Summary, page 1

4. Please revise this section to disclose that your auditors have issued a going concern opinion on your audited financial statements. Please also disclose your net losses for the included audited periods and interim stub.

Overview, page 1

5. We note your statement that you are "seeking to commercialize a proprietary technology for managing animal pest populations." We also note that the majority of your revenue to date has been generated from licensing arrangements. Please revise this section to briefly discuss your commercialization plans and how you generate revenue. Additionally, please disclose that you have not generated any revenue from product sales to date.

6. We note your disclosure that the EPA has granted registration approval for ContraPest effective August 2, 2016. Please revise to briefly discuss any remaining regulatory approval that is required before products sales can begin. In this regard, we note your disclosure in the first full risk factor on page 12 that you still need applicable state approval before ContraPest can be commercialized in the U.S. As another example, your language on page 57 with respect to "assuming ContraPest is approved by the EPA…" implies that there is further approval required by the EPA. If known, please also disclose the estimated costs and timing of such remaining regulatory approval.

7. We note your statement that "the initial decline in rodent population exposed to rodenticides is typically followed by a 'population rebound' as … rodents from surrounding areas migrate in." Please explain whether similar migration patterns may exist if a rat population were decreased through ContraPest.

8. We note the statement that "ContraPest causes rodent populations to remain at a sustained low level, as demonstrated by studies in which we have observed decreases in wild rodent populations of more than 40%." Please clarify how long it took to reach the noted 40% population decrease, and how long such low level was sustained.

The Offering, page 6

9. Please revise the "Use of Proceeds" section here to include disclosure similar to that included on page 26.

<u>Risk Factors, page 10</u>

10. Please revise to include a risk factor to disclose that your auditors have issued a going concern opinion on your audited financial statements.

<u>Use of Proceeds, page 26</u>

11. Please revise to disclose the approximate amount of net proceeds that will be paid to your Series A convertible preferred stockholders. Refer to Item 504 of Regulation S-K.

<u>Business, page 48</u>

<u>Neogen, page 53</u>

12. Please revise to discuss in greater detail the license fees and royalties payable to you pursuant to this license agreement.

<u>Principal and Selling Stockholders, page 79</u>

13. For The Dodge Family Enterprises, LLC and NAU Ventures, LLC, please disclose the natural persons who have voting or investment power with respect to the shares listed in the table.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

14. We note your disclosure on page 5 that, prior to the consummation of this offering, you intend to conduct a reverse stock split. When you determine the terms of this split, please revise your document, including the historical financial statements and related disclosures, to give effect to this reverse split with corresponding explanatory note disclosure. See guidance in ASC 260-10-55-12 and Staff Accounting Bulletin Topic 4C. Also, please note that this revision will prevent your auditor from expressing an opinion on the financial statements until the split occurs. As such, please file a draft report in the form that it will be expressed at effectiveness. This draft report should be accompanied by a signed preface of the auditor stating that it expects to be in a position to issue the report in the form presented at effectiveness. Please note that the registration statement cannot be declared effective until the preface is removed and the accountant's report finalized.

Audited Financial Statements for the Years Ended December 31, 2014 and 2015, page F-1

15. We note your disclosure on page 26 that a portion of the proceeds of this offering will be used to pay the holder of all of the shares of the Series A convertible preferred stock a cash payment in lieu of, and in excess of, accrued dividends on the Series A convertible preferred stock. As it does not appear the cash payment in excess of accrued dividends is reflected in your balance sheet, to the extent the excess is significant relative to reported equity, please revise the face of your balance sheet to present a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual. Refer to SAB Topic 1B3.

16. As a related matter, it appears this distribution will be paid out of proceeds of the offering rather than from current year's earnings. As such, please present pro forma per share data on the face of the income statement for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. Please note the number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.

Exhibits

17. Please provide us with an analysis as to whether you are required to file as exhibits: your research contract with the Chicago Transit Authority; any agreements with respect to the field trials commencing in NYC MTA, NYCHA, Hawaii and Massachusetts (Somerville); and your exclusive license agreement with the Arizona Board of Regents of the University of Arizona.

You may contact Amy Geddes at (202) 551-3304 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Andy Shawber
        Summit Law Group